American Funds Global Balanced Fund
One Market Street, Steuart Tower, Suite 2000
San Francisco, CA 94105-1409

December 30, 2010

Document Control
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Funds Global Balanced Fund (the “Fund”)
File Nos. 333-170605 and 811-22496

Dear Ms. Hatch:

On behalf of American Funds Global Balanced Fund (the “Fund”), we have filed Form N-1A, Pre-Effective Amendment No. 2 to the Fund’s Registration Statement under the Securities Act of 1933 and Amendment No. 2 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended.

Pursuant to Rule 461 and on behalf of the Fund and the Fund’s principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of this Registration Statement be accelerated to December 30, 2010.

If you have any questions about the enclosed, please call me at (213) 615-0108.

Sincerely,

/s/ Katherine H. Newhall

Katherine H. Newhall
Counsel, Fund Business Management Group
Capital Research and Management Company

cc:           Laura Hatch